TO OUR SHAREHOLDERS

         The year ended August 31, 2003 marks the completion of the first full year of operations of our newly-formed, wholly-owned subsidiary, Employment Solutions, Inc., a South Carolina corporation ("Employment Solutions"). RSI Holdings, Inc. (the "Company") has no other business. Employment Solutions acquired the assets of Employment Solutions, LLC, an existing business, on March 4, 2002. Employment Solutions is in the business of locating and providing labor to industrial companies.

          The number of employees provided to industrial companies varies from week to week depending on the labor requirements of the customers of Employment Solutions. During the approximately six months from March 4, 2002 through August 31, 2002 the total average number of employees provided to industrial companies increased to a higher number, but the total average number of employees remained relatively constant during fiscal 2003. During fiscal 2003 the increase in the number of employees provided to new customers was generally offset by a decrease in employees provided to a certain major customer.

         At August 31, 2003 the liabilities of the Company exceeded its assets by $193,556. The liabilities include long-term debt to various family members of the President and Chief Executive Officer of the Company (the "Mickel Family") in the amount of $1,510,000. The terms of the Mickel Family debt do not require any current payments and one of the Mickel Family members has allowed the Company to defer payment of interest on debt in the amount of $1,200,000. The accrued interest on this debt at August 31, 2003 was $129,567. The Mickel Family own approximately 80% of the outstanding common stock of the Company.

         The liabilities of the Company at August 31, 2003 also include a note payable in the original principal amount of $800,000 issued to Employment Solutions, LLC as part of the purchase price of Employment Solutions' business on March 4, 2002. The Company paid $15,466 each month for a total of $185,592 including interest during the fiscal year 2003. The unpaid principal balance at August 31, 2003 was $584,598.

         In closing, I thank the shareholders for their support. We believe that industrial companies will continue to need dependable labor and this will represent continued opportunity for the business of Employment Solutions. While there are many risks in the business of Employment Solutions, we believe that continued efforts of the management of the Company will result in operations that provide the necessary cash flow to pay its liabilities and ultimately build shareholder value. We enlist your patience in our efforts.





                                         Buck A. Mickel
                                         President and Chief Executive Officer

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         The   Company's   Common   Stock  is  thinly   traded  on  the   NASDAQ
over-the-counter bulletin board. The high and low bid quotations of the Company's Common Stock after giving effect to the 3:1 reverse stock split effective June 10, 2002 are set forth below for the fiscal quarters indicated, as reported by NASDAQ for such periods. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

                                          2003                       2002
        Fiscal                     High         Low          High           Low

        First Quarter               .19        .03          .03             .03

        Second Quarter              .38        .10          .06             .03

        Third Quarter               .23        .13          .33             .03

        Fourth Quarter              .13        .08          .41             .06

         As of November 17, 2003, the Company had approximately 538 shareholders of record.

         The Company paid no cash dividends with respect to its Common Stock during fiscal 2003, 2002 and 2001, and does not intend to pay cash dividends in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.

         This Report on Form 10-KSB contains forward-looking statements within the meaning of Section 27A of the Securities Act and 21E of the Exchange Act. Forward-looking statements are indicated by such terms as "expects", "plans", "anticipates", and words to similar effect. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Important factors ("Cautionary Statements") that could cause the actual results, performance or achievements of the Company to differ materially from the Company's expectations are disclosed in this Report on Form 10-KSB. All written or oral forward-looking statements attributable to the Company are expressly qualified in their entirety by the Cautionary Statements.

         ACQUISITION OF BUSINESS

         On March 4, 2002, the Company, through Employment Solutions, its newly-formed, wholly-owned subsidiary, acquired substantially all of the assets of Employment Solutions, LLC, a South Carolina limited liability company.
Employment Solutions is in the business of locating and providing labor to industrial companies in the United States. Prior to the asset purchase, the Company had not conducted any business since January 31, 2000 other than seeking acquisition opportunities and liquidating the assets of its prior business.

         RESULTS OF OPERATIONS

         During the year ended August 31, 2003 the Company's revenues were $5,314,156 as compared to revenues during the year ended August 31, 2002 of $2,265,342. The Company's revenues increased from fiscal 2002 to fiscal 2003 primarily because the Company did not have revenue-generating operations in the year ended August 31, 2002 until March 4, 2002 and therefore generated revenue for only approximately half of that fiscal year. The increase in revenues from 2002 to 2003 was also the result, to a lesser extent, of an increase during fiscal 2002 in the average number of workers employed by the Company to a higher level that then remained relatively constant in 2003.

         Employment Solutions incurred cost of services of $4,307,446 during the year ended August 31, 2003 as compared to $1,813,228 during the year ended August 31, 2002. These costs include wages paid directly to the employees, payroll taxes, workers compensation insurance and other costs directly associated with employment of the workers. The cost of services for fiscal 2003 were higher than for fiscal 2002 primarily because the Company had revenue-generating operations for only approximately half of fiscal 2002 and to a lesser extent because of the higher average number of workers employed in fiscal 2003 as discussed above.

     General and administrative expenses were $873,441 during the year ended August 31, 2003 as compared to $538,595 during the year ended August 31, 2002. The expenses, exclusive of Employment Solutions, during the year ended August 31, 2003 include salaries and related costs of $347,333; legal, accounting, and shareholder related expenses of $62,263; rent of $35,600 and other administrative expenses of $69,468. The expenses during the year ended August 31, 2003 also include selling and administrative expenses incurred by Employment Solutions of $229,898 and the amortization of customer related intangible assets of $128,879. The expenses, exclusive of Employment Solutions, during the year ended August 31, 2002 include salaries and related costs of $216,723; legal, accounting, and shareholder related expenses of $66,482; rent of $29,100 and other administrative expenses of $45,901. The expenses during the year ended August 31, 2002 also include selling and administrative expenses incurred by

Employment Solutions during the year ended August 31, 2002 of $116,097 and the amortization of customer related intangible assets of $64,292. General and administrative expenses increased from fiscal 2002 to fiscal 2003 because the Company had twelve months of operations in fiscal 2003 and only approximately six months of operations in fiscal 2002.

         Interest expense incurred during the year ended August 31, 2003 was $149,760 as compared to $105,483 during the year ended August 31, 2002. The increase in interest expense resulted primarily from interest incurred on borrowings relating to the acquisition of Employment Solutions. Interest income and other income (primarily from earnings on cash investments) during the year ended August 31, 2003 was $856 as compared to $3,471 during the year ended August 31, 2002.

         INCOME TAXES

         During fiscal year 2003 and 2002, net deferred tax benefits were not recorded relating to temporary differences since the Company is not assured that the resulting additional deferred tax assets will be realized. See "Critical Accounting Policies" below.

         LEASED PROPERTIES

         For a description of the Company's arrangements with respect to its current lease obligations, reference is made to Part I, Item 2 - "Description of Property," which is incorporated herein by reference.

LIQUIDITY AND CAPITAL RESOURCES

         ANTICIPATED LIQUIDITY REQUIREMENTS

         Certain of the Company's shareholders have advanced funds under the debt arrangements discussed below under "Debt Arrangements". At August 31, 2003, the Company's liabilities exceeded its assets by $193,556.

         The Company anticipates that its cash balances and cash generated by the operations of Employment Solutions will be sufficient to fund its cash requirements during the next twelve months.

         Employment Solutions collects from its customers and pays the workers each week for work performed during the previous week. Typically at the beginning of each week Employment Solutions invoices its customers for the hours worked during the previous week and the customers typically pay during that same week. Although the customers have paid for services provided as described above during the period since March 4, 2002, the Company is dependent upon a few customers and can give no assurance that these customers will continue to pay in a timely manner.

         CASH

         The Company had cash in the amount of $233,055 at August 31, 2003 as compared to $165,267 as of August 31, 2002.


         DEBT ARRANGEMENTS

         On August 31, 2001, Minor H. Mickel, the mother of Buck A. Mickel, President and Chief Executive Officer and a director and significant shareholder of the Company, and Charles C. Mickel, Vice President and a director and significant shareholder of the Company, loaned the Company $250,000 under the terms of an unsecured note payable bearing interest at 8% per year with the principal balance due on August 14, 2006.

         On February 14, 2002, Minor H. Mickel loaned the Company $1,200,000 under the terms of an unsecured note payable bearing interest at 7% per year with the principal balance due on February 14, 2007. On February 25, 2002, Buck
A. Mickel, Charles C. Mickel and their adult sister, (who is a significant shareholder of the Company) each loaned the Company $20,000 under the terms of unsecured notes payable bearing interest at 7% per year with the principal balance due on February 25, 2007. Total proceeds of these loans, aggregating $1,260,000, were used in the purchase of Employment Solutions.

         On March 4, 2002, the Company through its wholly-owned subsidiary, Employment Solutions, issued a note in the principal amount of $800,000 to Employment Solutions, LLC as part of the purchase price of Employment Solutions' business. The note is payable in equal monthly installments of $15,466 over five years at an interest at the rate of 6% per year and is secured by the Company's pledge of the common stock of Employment Solutions.

         On October 10, 2002, the Company through its wholly-owned subsidiary, Employment Solutions, incurred long-term debt in the amount of $30,393 payable in equal monthly installments of $520 over six years at an interest at the rate of 7% per year. The note is secured by a truck.

         DEBT CONVERTED INTO COMMON STOCK

         On December 20, 2000, Minor H. Mickel loaned the Company $500,000 under an 8% convertible note payable on December 20, 2005. Under the terms of this note all principal and interest was convertible at the conversion rate of $.075 per share at the option of either the Company or holder of the convertible note. Effective January 21, 2002, the entire principal amount of $500,000 was converted into 6,666,666 shares of the Company's common stock.

         OFF-BALANCE SHEET ARRANGEMENTS

         The Company has no significant off-balance sheet arrangements.

         CRITICAL ACCOUNTING POLICY

           The Company has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. The significant accounting policies of the company are described in the footnotes to the consolidated financial statements at August 31, 2003.

         Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and the results of operations of our company.

           The Company believes that the valuation allowance related to the deferred tax asset is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our consolidated financial statements. When income and expenses are recognized in different periods for financial reporting purposes than for purposes of computing income taxes currently payable, deferred tax assets or liabilities are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

         At August 31, 2003, the Company has net operating loss carryforwards ("NOLs") available for income tax purposes of approximately $12,731,000. Such carryforwards expire in 2006 through 2022. The Company's ability to use its existing net operating loss carryforward may be jeopardized or lost if the Company undergoes an "ownership change" as defined by the Internal Revenue Code. Under SFAS No. 109, the Company can record a net deferred tax asset on its balance sheet and a net deferred tax benefit on its income statement related to its NOLs if it believes that it is more likely than not that it will be able to utilize its NOLs to offset future taxable income utilizing certain criteria required by SFAS No. 109. If the Company does not believe, based on the balance of the evidence, that it is more likely than not that it can fully utilize its NOLs, it must reduce its deferred tax asset to the amount that is expected to be realized through future realization of profits.

         Because the Company did not have net income in fiscal 2003 and 2002, SFAS No. 109 required that the Company not carry any net deferred tax asset on its balance sheets for August 31, 2003 or record any net deferred tax benefit on its income statements for the years ended on such dates. If the Company had been permitted under SFAS No. 109 to record a full net deferred tax asset on its balance sheet at August 31, 2003, the amount of the net deferred tax asset would have been $4,765,000, and if the Company had similarly been permitted to show a full net deferred tax benefit on its income statement for the year ended August 31, 2003, the amount of the benefit would have been $4,000.

         The analysis of available evidence is performed on an ongoing basis. Adjustments to the valuation allowance are made accordingly. Were the Company to become profitable before its NOLs expire or are otherwise lost, it would be able to utilize them to offset future taxable income, reducing its income tax expense and increasing its net earnings, and the Company would be able to record a net deferred tax asset on its balance sheet. There can be no assurance that the Company will become profitable or that it will be able to utilize any of its NOLs. If the Company does become profitable and utilize its NOLs, any recordable deferred tax asset could be substantially different from the August 31, 2003 amount set forth in the preceding paragraph.

         RISK FACTORS

         The Company is dependent on a few customers in that the majority of its revenues are from three customers. During the year ended August 31, 2003, these customers accounted for over 50% of the Company's revenues. The contracts that the Company has with its customers are generally short-term and the Company can give no assurance that these customers will continue to need the services that it provides.

         The Company is continually subject to the risk of new regulations that could materially impact its business.

         The Company must continually attract reliable workers to fill positions and may from time to time experience shortages of available temporary workers. The Company can give no assurance that its supply of labor will continue to be available.

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
RSI HOLDINGS, INC.
Greenville, South Carolina

         We have audited the consolidated balance sheet of RSI HOLDINGS, INC. AND SUBSIDIARIES as of August 31, 2003 and the related consolidated statements of operations, shareholders' deficit and cash flows for the years ended August 31, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of RSI HOLDINGS, INC. AND SUBSIDIARIES as of August 31, 2003, and the related consolidated results of operations and cash flows for the year ended August 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.


                                                         /s/ Elliott Davis, LLC

Greenville, South Carolina
September 30, 2003

                               RSI HOLDINGS, INC.
                           CONSOLIDATED BALANCE SHEET
                                 AUGUST 31, 2003

                                                                        ASSETS
CURRENT ASSETS
     Cash                                                            $  233,055
     Accounts receivable                                                119,688
     Prepaid expenses and other                                          17,952
                                                                    -----------

Total current assets                                                    370,695

Property and equipment:
     Cost                                                               130,801
     Less accumulated depreciation                                       47,556
                                                                     ----------

         Property and equipment - net                                    83,245

Other assets:
     Customer related intangible assets, net of
         amortization of $193,172                                     1,743,117
                                                                      ---------

                                                                     $2,197,057
                                                                     ==========

                      LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES
     Accounts payable                                               $    88,455
     Accrued expenses                                                    51,091
     Current maturities of long-term debt                               159,198
                                                                     ----------
         Total current liabilities                                      298,744

LONG-TERM DEBT AND OTHER LIABILITIES
         Long-term debt                                               1,962,302
         Accrued interest                                               129,567

Commitments and contingencies

SHAREHOLDERS' DEFICIT:
     Common Stock, $.01 par value-authorized
         25,000,000 shares, issued and outstanding
         7,846,455 shares                                                78,464
     Additional paid-in capital                                       4,951,741
     Deficit                                                         (5,223,761)
                                                                    -----------

     Total shareholders' deficit                                       (193,556)
                                                                    -----------

                                                                     $2,197,057
                                                                    ===========

The accompanying notes are an integral part of these consolidated financial statements.

                               RSI HOLDINGS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  FOR THE YEARS ENDED AUGUSTS 31, 2003 AND 2002


                                       For the                  For the
                                     Year Ended               Year Ended
                                      August 31                August 31
                                        2003                     2002
                                      ----------               ----------

REVENUES FROM SERVICES               $ 5,314,156             $ 2,265,342

COST OF SERVICES                       4,307,446               1,813,228
                                      ----------               ----------


GROSS PROFIT                           1,006,710                 452,114



EXPENSES:

   Selling, general and
   administrative                        873,441                 538,595
                                       ----------              ----------
Income (loss) from operations            133,269                 (86,481)

OTHER INCOME (EXPENSE):

     Interest income and other               856                   3,471
     Interest expense                   (149,760)               (105,483)
                                       -----------             -----------


     Total other income (expense)       (148,904)               (102,012)
                                       -----------             -----------

NET LOSS                              $  (15,635)             $ (188,493)
                                       ===========             ===========


NET LOSS PER SHARE - BASIC AND DILUTED   $  (.00)               $   (.03)
                                       ===========             ===========

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING*                           7,836,592               6,950,983
                                       ===========             ===========










* The weighted average number of shares outstanding have been retroactively adjusted for the three-to-one reverse stock split. See Note 5.



The accompanying notes are an integral part of these consolidated financial statements.

                               RSI HOLDINGS, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
                  FOR THE YEARS ENDED AUGUST 31, 2003 AND 2002


                                                                ADDITIONAL
                                             COMMON STOCK         PAID-IN
                                          SHARES     AMOUNT       CAPITAL         DEFICIT         TOTAL
                                         --------   --------    -----------      --------       ---------


BALANCE, AUGUST 31, 2001               16,798,154    $167,981    $4,355,733     $(5,019,633)    $(495,919)


     Conversion of debt to
         common stock                   6,666,666      66,666       433,334                       500,000
     Three-to-one reverse
         stock split                  (15,643,365)   (156,433)      156,424                     (       9)

     Net loss                                                                      (188,493)     (188,493)
                                         --------    --------     ---------        ---------     ---------

BALANCE, AUGUST 31, 2002                7,821,455      78,214     4,945,491      (5,208,126)     (184,421)


     Exercise of stock options             25,000         250         6,250                         6,500

     Net loss                                                                       (15,635)      (15,635)
                                         --------    --------     ---------        ---------     ---------

BALANCE, AUGUST 31, 2003                 7,846,455  $  78,464   $ 4,951,741     $(5,223,761)    $(193,556)
                                      ============  ==========  =============   =============   ==========













          The accompanying notes are an integral part of these consolidated financial statements.

                               RSI HOLDINGS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  FOR THE YEARS ENDED AUGUST 31, 2003 AND 2002

                                                                                    For the          For the
                                                                                   Year Ended        Year Ended
                                                                                    August 31        August 31
                                                                                       2003             2002
                                                                                   -----------      ------------

OPERATING ACTIVITIES
     Net loss                                                                       $ (15,635)      $ (188,493)
     Adjustments to reconcile net loss to net
         cash provided by (used for) operating activities
         Depreciation and amortization                                                151,615           71,701
         Loss on disposal of property and equipment                                         -            1,266
         Changes in operating assets and liabilities
              Accounts receivable                                                      11,212          (54,177)
Prepaid expenses and other                                                              3,267          (18,131)
              Accounts payable, accrued expenses and other liabilities                 71,789           48,100
                                                                                  -----------      -----------
                  Net cash provided by (used for) operating activities                222,248         (139,734)
                                                                                  -----------      -----------

INVESTING ACTIVITIES
     Proceeds from sale of property and equipment                                           -            4,923
     Purchase of property and equipment                                               (34,604)         (36,659)
Net cash paid for acquired business                                                    (7,519)      (1,168,192)
                                                                                  -----------      -----------

              Net cash (used for) investing activities                                (42,123)      (1,199,928)
                                                                                  ------------      ----------

FINANCING ACTIVITIES
     Proceeds from long-term notes payable                                             30,393        1,260,000
     Payment of long-term debt and other                                             (149,230)         (69,663)
     Proceeds from exercise of stock options                                            6,500                -
                                                                                  -----------      -----------

         Net cash (used for) provided by financing activities                        (112,337)       1,190,337
                                                                                  ------------     -----------

         Net increase (decrease) in cash                                               67,788         (149,325)

CASH, BEGINNING OF PERIOD                                                             165,267          314,592
                                                                                  -----------      -----------

CASH, END OF PERIOD                                                               $   233,055       $  165,267
                                                                                  ===========       ==========

SUPPLEMENTAL DISCLOSURE

     Cash paid for interest                                                        $   70,190       $   47,682
                                                                                   ==========       ==========

NON-CASH TRANSACTION

     Conversion of note payable to common stock                                $            -       $  500,000
                                                                                  ===========       ==========




The accompanying notes are an integral part of these consolidated financial statements.

                               RSI HOLDINGS, INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES
------------------------------------------------------------------

         NATURE OF BUSINESS

         On January 18, 2002, RSI Holdings, Inc. (the "Company"), executed a letter of intent to acquire substantially all of the assets of Employment Solutions, LLC, a South Carolina limited liability company.

         On March 4, 2002, the Company through a newly-formed, wholly-owned subsidiary, Employment Solutions, Inc., a South Carolina corporation ("Employment Solutions"), acquired substantially all of the assets of Employment Solutions, LLC, a South Carolina limited liability company. Employment Solutions, the only business, is in the business of locating and providing labor to industrial companies in the United States. Prior to the asset purchase, the Company had not conducted any business since January 31, 2000 other than seeking acquisition opportunities and liquidating the assets of its prior business.

         BASIS OF PRESENTATION

         The accompanying consolidated financial statements at August 31, 2003 have been prepared in accordance with accounting principles generally accepted in the United States of America that apply to established operating enterprises. Refer to the discussion below regarding the period from September 1, 2001 through February 28, 2002 that were reported under those standards that apply to a development stage enterprise.

         DEVELOPMENT STAGE

         As of January 1, 2001, the Company had completed the liquidation of its prior business and adopted the accounting principles generally accepted in the United States of America that apply to established operating enterprises. During the period from January 1, 2001 through February 28, 2002, the Company devoted substantially all its efforts to locating and establishing a new business, but had no operating business or revenues. As a result, on January 1, 2001 the Company began reporting under those accounting principles that apply to development stage enterprises. Accounting principles generally accepted in the United States of America that apply to established operating enterprises govern the recognition of revenue by a development stage enterprise and determine whether a cost incurred by a development stage enterprise is to be charged to expense when incurred or is to be capitalized or deferred.

         Effective with the purchase of Employment Solutions on March 4, 2002 the Company began operations which generated revenues. As a result the Company ceased to report under those standards that apply to a development stage enterprise.

         PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and its subsidiaries (all of which are wholly-owned). All significant intercompany balances and transactions have been eliminated in consolidation.

CASH

         Cash consist of highly liquid investments, which are readily convertible into cash and have maturities of three months or less at date of acquisition. The Company places temporary cash investments in high quality financial institutions. At times such investments may be in excess of FDIC insurance limits.

         PROPERTY AND EQUIPMENT

         Property and equipment consists of office furniture and equipment and trucks and is stated at cost. Depreciation is computed principally by the straight-line method over the estimated useful life of the assets. The life of the furniture and office equipment and trucks when the asset is acquired is estimated to be five years.

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, accounts payable and notes payable approximate their fair values.

         NET LOSS PER COMMON SHARE

         Basic net loss per common share is computed on the basis of the weighted average number of common shares outstanding in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share. The treasury stock method is used to compute the effect of stock options on the weighted average number of common shares outstanding for the diluted method. Since the Company incurred a loss, the effect of stock options on the treasury stock method is anti-dilutive.

         REVENUE RECOGNITION

         Revenues are considered earned and recorded during the period in which the service is provided.

         INTANGIBLE ASSETS

         In accordance with SFAS No. 141, Business Combinations, the Company has determined that the intangible portion of the purchase price in conjunction with the acquisition during March 2002 is customer related intangible assets and consists of customer list, customer contracts and related customer relationships, and noncontractual customer relationships. The Company is amortizing this asset over its estimated fifteen year life.

         INCOME TAXES

         The consolidated financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes than for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

         STOCK OPTIONS

         The Company accounts for and will continue to account for stock options under Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees. Applying SFAS No. 123, Accounting for Stock-Based Compensation, would not materially affect net loss and loss per share for fiscal 2003 and 2002.

         In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on the reported net income and earnings per share in annual and interim financial statements. SFAS No. 148's amendment of the transition and annual disclosure requirements of SFAS No. 123 are effective for fiscal years beginning after December 15, 2002. If the Company does not adopt the disclosure requirements of SFAS No. 123 and expenses the stock-based employee compensation, the Company will be required to adopt the disclosure provisions of SFAS No. 148 for interim periods beginning after December 15, 2002. Accordingly, the company was required to adopt the disclosure provisions of SFAS No. 148 for the year ended August 31, 2003. The Company adoption of this statement did not have a material impact on the Company's financial position and results of operations.


         USE OF ESTIMATES

         The preparation of the financial statements of the Company in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts. These estimates are based on information available as of the date of the financial statements. Therefore, actual results could differ from those estimates.

         RECENTLY ISSUED ACCOUNTING STANDARDS

         Additional accounting standards that have been issued or proposed by the FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.


NOTE 2 - CUSTOMER RELATED INTANGIBLE ASSETS
-------------------------------------------

         On March 4, 2002, the Company effected the business combination with Employment Solutions solely through the distribution of cash and by incurring liabilities. The transaction had no effect on equity or the outstanding shares of the Company or Employment Solutions. For these reasons, the Company was considered the acquirer in this business combination. In accordance with SFAS No. 141, Business Combinations, intangible assets of $1,936,289 have been recorded as customer related intangible assets.

         The transaction also includes a provision that will be accounted for as a contingency in the purchase transaction based on the future earnings of Employment Solutions. The provision provides for the payment of an annual bonus of up to 20% of earnings in excess of $630,000. The bonus is to be paid to an executive who has no significant ongoing responsibilities and is additional consideration for the customer related intangible assets. The amount to be paid cannot be determined beyond a reasonable doubt and adjustments to the purchase price will be made annually. During the year ended August 31, 2003 it was agreed that the bonus for the period from March 4, 2002 through August 31, 2002 would be paid based on 20% of earnings in excess of $315,000. Although no bonus was required to be paid, a bonus of $4,273 was paid in January 2003 for the year ended August 31, 2002. The bonus to be paid based on the earnings during the year ended August 31, 2003 under this contingency is $3,246.

         In accordance with SFAS No. 141, Business Combinations, the Company has determined that the intangible portion of the purchase price is customer related intangible assets and consists of customer lists, customer contracts and related customer relationships, and noncontractual customer relationships. The Company is amortizing this asset over its estimated fifteen year life.


NOTE 3 - ACCRUED EXPENSES AND OTHER LIABILITIES
-----------------------------------------------

         Accrued expenses and other liabilities at August 31, 2003 are as follows:

         Payroll taxes                                      $     8,958
         Interest                                               135,667
         Legal and accounting                                    13,350
         Other                                                   22,683
                                                            -----------
                                                                180,658

         Less current portion                                    51,091
                                                            -----------

         Non-current portion                                  $ 129,567
                                                              =========

              The non-current portion of accrued expenses and other liabilities consists of interest that has been accrued on the unsecured note of $1,200,000 payable to the mother of the President and Chief Executive Officer of the Company and the Vice President of the Company. The noteholder does not intend to require payment of interest during the next year.

NOTE 4 - LONG-TERM DEBT
-----------------------

Unsecured note payable to the mother of the President and Chief
Executive Officer of the Company with interest payable quarterly at 8.0 percent per year. The unpaid principal balance is due on
August 14, 2006.                                                      $ 250,000

Unsecured note payable to the mother of the President and Chief
Executive Officer of the Company with interest payable annually at 7.0 percent per year. The unpaid principal balance is due on
February 14, 2007.                                                    1,200,000

Unsecured notes payable to the President and Chief Executive Officer of the Company, the Vice President of the Company and their adult sister in the amount of $20,000 each with interest payable
annually at 7.0 percent per year. The unpaid principal balance is
due on February 25, 2007.                                                60,000

Note payable in the original amount of $800,000 to Eadon Solutions,
LLC (formerly Employment Solutions, LLC) in monthly installments of $15,466 including interest at 6% per year through March 4,
2007 secured by the outstanding common stock of Employment
Solutions, Inc.                                                         584,598

Note payable in the original amount of $30,393 to First Citizens Bank in monthly installments of $520 including interest at an annual rate of approximately 7.0% through October 24, 2008 and is secured by a
vehicle.                                                                 26,902
                                                                    -----------
                                                                      2,121,500
                                  Less current portion                  159,198
                                                                    -----------

                                                                    $ 1,962,302
                                                                    ===========
      The Company incurred interest cost as follows during years ended August 31, 2003 and 2002.

                                                         2003             2002
                                                         ----             ----
Interest incurred during years ended August 31
    Notes payable to the President and Chief Executive
        Officer and his family                       $ 108,200       $  82,349
    Note payable to Eadon Solutions, LLC                39,856          23,134
    Note payable to bank                                 1,704               0
                                                      --------        --------

                                                      $149,760        $105,483

NOTE 5 - SHAREHOLDERS' EQUITY
-----------------------------

REVERSE STOCK SPLIT

         On June 10, 2002, the Company's shareholders approved an amendment to the Company's Articles of Incorporation to effect a 3:1 reverse stock split. The Company paid cash in lieu of any fractional shares. The total number of authorized shares of common stock and the par value of the common stock remain the same and were unaffected by the reverse split.

         All shares and per share amounts have been retroactively restated in connection with the reverse stock split.

CONVERSION OF DEBT TO COMMON STOCK

       The Company issued 2,222,222 shares of its common stock (6,666,666 on a pre-split basis) on January 21, 2002 to the mother of the President and Chief Executive Officer of the Company in exchange for convertible debt in the principal amount of $500,000 at the conversion rate of $0.225 per share ($.075 on a pre-split basis).

NOTE 6 - STOCK OPTION PLAN
--------------------------

         All option shares and per share amounts have been retroactively restated in connection with the 3:1 reverse stock split effected during the 2002 year.

         During June 2002, the Company adopted the 2002 Stock Option Plan that authorized the Board of Directors to grant options of up to 1,500,000 shares of the Company's common stock. On January 30, 2003, the 2002 Stock Option Plan was amended to increase the aggregate number of shares that may be granted from 1,500,000 to 2,500,000.

         The Company's previous Stock Option Plan was adopted during 1991 and was amended on January 27, 2000, January 21, 1999 and January 15, 1998. The previous Stock Option Plan terminated on June 27, 2000 and no options of the Company's common stock can be granted thereafter, but this termination does not affect the options previously granted to the plan participants. As of August 31, 2003, 1,456,667 shares have been awarded to plan participants and are outstanding under the 2002 Stock Option Plan and 152,774 shares have been awarded and are outstanding to plan participants under the previous Stock Option Plan. These options vest over a three year period.

         The Company also has an informal stock option plan under which stock options can be granted to certain non-employee officers and directors. Under this plan 60,000 options were granted during the 2003 year. These options were fully vested on the date of the grant and 25,000 options were exercised. During the 2003 year, 10,000 options expired and were forfeited. As of August 31, 2003, options to purchase 95,000 shares have been granted and are outstanding.

All options under the plans were granted at not less than fair market value at dates of grant. Stock option transactions during the two years ended August 31 were as follows:

                                                                                        2003           2002
                                                                                  -------------    -------------
Options outstanding at September 1                                                    1,679,439          217,772
Options granted                                                                          60,000        1,496,667
Options exercised                                                                       (25,000)               -
Options forfeited                                                                       (10,000)         (35,000)
                                                                                  --------------   --------------
Options outstanding at August 31                                                      1,704,439        1,679,439
                                                                                  =============    =============
Options exercisable at August 31                                                        706,661          182,772
                                                                                  =============    =============
Outstanding options issued under Stock Option Plan at August 31                       1,609,439        1,609,439
                                                                                  =============        =========
Outstanding options issued under informal Stock Option Plan                              95,000           70,000
                                                                                  =============    =============

Options available for grant under Stock Option Plan at August 31                         43,333           43,333
                                                                                  =============    =============
Option price ranges per share:

     Granted                                                                      .10  - $.26         $.07 - $.077
     Exercised                                                                           0.26              -
     Forfeited                                                                           0.57         .0375-1.125
Weighted average option price per share:
     Granted                                                                             0.149            0.071
     Exercised                                                                           0.26             -
     Forfeited                                                                           0.57             0.518
Outstanding at August 31                                                                 0.101            0.102


         The options at August 31, 2003 had a weighted average remaining contractual life of approximately 7.0 years. There were 706,660 options currently exercisable with option prices ranging from $0.07 to $1.125 with a weighted average exercise price of $0.143.

NOTE 7 - INCOME TAXES
---------------------

         During fiscal years 2003 and 2002, net deferred tax benefits were fully offset by a valuation allowance relating to temporary differences since the Company is not assured that the resulting additional deferred tax assets will be realized. Significant components of the Company's deferred tax assets and liabilities are as follows:

    ASSETS
       Net operating loss carryforward                         $     4,710,000
       Other                                                            60,000
                                                               ---------------
                                                                     4,770,000
       Valuation allowance                                           4,765,000
                                                               ---------------
       Deferred tax assets                                               5,000
    LIABILITIES
       Depreciation                                                      5,000
                                                               ---------------
       Net deferred taxes                                     $              -
                                                               ===============

         At August 31, 2003,  the Company has net operating  loss  carryforwards available for income tax purposes of approximately $12,731,000. Such carryforwards expire in 2006 through 2022. The Company's ability to use its existing net operating loss carryforward may be jeopardized or lost if the Company undergoes an "ownership change" as defined by the Internal Revenue Code.

         The valuation allowance increased $4,000, during 2003 due to the uncertainty of the Company's ability to generate taxable income and realize the benefits of deferred tax assets. The recognition of a net deferred tax asset is dependent upon a "more likely than not" expectation of the realization of the deferred tax asset, based upon the analysis of the available evidence. A valuation allowance is required to sufficiently reduce the deferred tax asset to the amount that is expected to be realized through future realization of profits on a "more likely than not" basis. The analysis of available evidence is performed on an ongoing basis utilizing the "more likely than not" criteria to determine the amount, if any, of the deferred tax asset to be realized. Adjustments to the valuation allowance are made accordingly. There can be no assurance that additional valuation allowances may not be recorded in the future periods.

NOTE 8 - SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
-----------------------------------------------------

         Selling, general and administrative expenses consisted of the following for the years ended August 31, 2003 and 2002:

                                                    2003             2002
                                              -------------     -------------
         Salaries, wages and benefits           $ 464,444         $ 277,382
         Legal and professional                    55,785            38,745
         Rent                                      50,900            36,775
         Telephone and utilities                   35,485            25,451
         Office expense                            33,825            23,168
         Travel expense                             9,725            17,475
         Insurance                                 26,353             7,042
         Shareholder relations                     13,263            27,737
         Depreciation                              22,735             7,409
         Amortization - intangible assets         128,879            64,292
         Other                                     32,047            13,119
                                              -----------       -----------

                                                $ 873,441         $ 538,595
                                                =========         =========

NOTE 9 - MAJOR CUSTOMER INFORMATION
-----------------------------------

         Sales to each of three major customers exceeded 10% of net sales during the fiscal years ended August 31, 2003 and 2002. Sales to these customers accounted for over 50% of net sales during the years ended August 31, 2003 and 2002.

NOTE 10 - AFFILIATED PARTY TRANSACTIONS
---------------------------------------

         See Note 4 concerning notes payable with affiliated parties and Note 5 concerning conversion of debt to common stock.

         The Company leases its principal executive offices under a month-to-month lease arrangement from a corporation that is owned by the President, Chief Executive Officer and a director of the Company and his two adult siblings, one of whom is also a director of the Company. Under the lease arrangement, the monthly rent during the fiscal year ended August 31, 2003 and the last five months of the fiscal year ended August 31, 2002 was $2,550 per month and $1,500 per month during the first seven months of the fiscal year ended August 31, 2002. Accounts receivable at August 31, 2003 included the reimbursement of expenses in the amount of $1,003 that were incurred during August 2003 by a company that is owned by the President of the Company, his mother and his two adult siblings, one of whom is also a director.

--------------------------------------------------------------------------------


DIRECTORS                                               EXECUTIVE OFFICERS

BUCK A. MICKEL                                          BUCK A. MICKEL
President and                                           President and
Chief Executive Officer                                 Chief Executive Officer
RSI Holdings, Inc.                                      RSI Holdings, Inc.

C. C. GUY                                               JOE F. OGBURN
Retired                                                 Secretary and Treasurer
RSI Holdings,  Inc                                      Chief Financial Officer
                                                        RSI Holdings, Inc
CHARLES M. BOLT
Retired                                                 CHARLES C. MICKEL
RSI Holdings, Inc.                                      Vice President
                                                        RSI Holdings, Inc.
CHARLES C. MICKEL
Vice President
RSI Holdings, Inc.

JOE F. OGBURN
Secretary and Treasurer
Chief Financial Officer
RSI Holdings, Inc.




--------------------------------------------------------------------------------


ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Thursday, January 29, 2004 at 10:00 A. M. at 28 East Court Street,
Greenville, South Carolina


                    FORM 10-KSB

                    UPON WRITTEN REQUEST THE COMPANY WILL FURNISH WITHOUT CHARGE, TO ANY PERSON WHO IS A SHAREHOLDER OF RSI HOLDINGS, INC. BENEFICIALLY OR OF RECORD AS OF NOVEMBER 28, 2003, A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB FOR THE YEAR ENDED AUGUST 31, 2003, INCLUDING THE FINANCIAL STATEMENTS BUT EXCLUDING THE EXHIBITS. UPON PAYMENT OF THE REASONABLE COPYING COST THEREOF, THE COMPANY WILL MAKE AVAILABLE THE EXHIBITS TO THE COMPANY'S FISCAL 2003 ANNUAL REPORT ON FORM 10-KSB. REQUESTS SHOULD BE DIRECTED TO INVESTOR RELATIONS, RSI HOLDINGS, INC., P. O. BOX 6847, GREENVILLE, SOUTH CAROLINA 29606.


RSI HOLDINGS, INC.  28 East Court Street
                    Greenville, South Carolina 29601